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                                                               November 14, 2006

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:  SHANDA INTERACTIVE ENTERTAINMENT LIMITED
     FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
     FILE NO. 0-50705

Dear Ms. LaMothe

     Reference is made to the letter received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated August 9, 2006 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Form 20-F") of Shanda Interactive Entertainment Limited (the "Company").

     For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

NOTE 17 -- CONVERTIBLE DEBT, PAGE F-35

1. PLEASE TELL US HOW YOU COMPLIED WITH APB 21 TO IMPUTE INTEREST FOR YOUR ZERO COUPON CONVERTIBLE DEBT.

     In October 2004, we issued US$275 million Zero Coupon Senior Convertible Notes (the "Notes"). As the conversion option does not have to be bifurcated (see Response #2 below), the corresponding convertible debt is recorded at face value in accordance with APB 14, which concludes that no portion of the proceeds from the issuance of the convertible debt securities should be accounted for as attributable to the conversion feature in view of the inseparability of the debt and the conversion option. As stated in APB 21 paragraph 4, APB 21 does not alter the accounting for convertible debts security as described in APB 14.

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2.   TELL US YOUR CONSIDERATION OF EITF 00-19 AS IT RELATES TO THE ACCOUNTING
     TREATMENT FOR THE CONVERSION FEATURE OF YOUR DEBT OBLIGATION.

     We considered the guidance provided by EITF 90-19 and EITF 00-19 in assessing whether or not the conversion option should be bifurcated and accounted for as a derivative under FAS 133. In accordance with EITF 90-19, a hybrid debt instrument with both cash and share settlement should be accounted for as a combined instrument if the conversion option meets the provisions contained in paragraphs 12-32 of EITF 00-19. Otherwise, the conversion option needs to be bifurcated and accounted for as a derivative instrument per FAS 133. We assessed all the conditions contained in paragraphs 12-32 of EITF 00-19 and concluded that the conversion option of the Notes satisfied all the requirements for it to be classified in equity if it was freestanding. Accordingly, the embedded conversion option is indexed to the reporting entity's own stock and the conversion option of the Notes does not need to be bifurcated from the debt contract, and the entire convertible debt can be accounted for as a combined instrument.


INDEPENDENT AUDITORS' REPORT, PAGE F-52

3. PLEASE AMEND YOUR FILING TO INCLUDE ALL THE REQUIREMENTS OF RULE 2-02(A) OF REGULATION S-X. IN THIS REGARD A CONFORMING SIGNATURE SHOULD BE INCLUDED AS WELL AS THE LOCATION WHERE THE AUDIT REPORT WAS ISSUED.

     In response to the Staff's comment, the Company will amend its filing to include in the independent auditors' report a conforming signature and the location where the audit report was issued in compliance with Rule 2-02(a) of Regulation S-X.

4. WE NOTE THAT THIS AUDIT REPORT MAKES REFERENCE TO OTHER AUDITORS. PLEASE INCLUDE THE OTHER AUDITORS AUDIT REPORT AND THEIR CONSENT IN YOUR AMENDED FILING.

     The Company is in discussions with Samil PricewaterhouseCoopers ("PWC Korea"), the auditors of Wemade Entertainment Co., Ltd., with regard to filing the referenced audit report in the amendment to its filing. Although the Company will use its best efforts to obtain PWC Korea's consent, the Company cannot assure you that it will be able to obtain such consent as PWC Korea is not obligated to provide it with the report or consent to file the same with the Commission. If the Company is unable to obtain such consent, the Company will kindly request for relief from the Staff with respect to the requirement under Rule 2-05 to include such report in its amended filing.

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                                      * * *

     In connection with responding to the Staff's comments, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934;

     o Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to its filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-21-5050-4740 ext. 8856.



                                        Sincerely,


                                    by: /s/ Daniel Zhang
                                        ----------------------------------------
                                        Daniel Zhang
                                        Vice President & Chief Financial Officer

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